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                                                                   Exhibiti 99.1


SONERA CORPORATION          Stock Exchange Release                         1 (1)
                            May 9, 2001 at 5.20 p.m.

SONERA SOLD 3.3 MILLION VOICESTREAM SHARES FOR EUR 360 MILLION

In compliance with the term of the agreement of July 24, 2000 on the sale of VoiceStream Wireless Corporation (NASDAQ: VSTR) shares to Deutsche Telekom AG, Sonera (HEX: SRA, NASDAQ: SNRA) has sold 17.5% of its VoiceStream shares within the period extending from the shareholders' meeting of VoiceStream to the completion of the transaction. The shares sold today represent 17.4% of Sonera's VoiceStream shares. The transaction was arranged by Dresdner Kleinwort Wasserstein.

The overall consideration of the transaction was approximately
EUR 360 million. As previously announced, the gain from the sale will be used to reduce Sonera's debt. Sonera will record a gain of approximately EUR 70 million from the transaction in the second quarter of the year. The sale of the shares has no tax impact on Sonera.

Sonera has also agreed to sell its shares in another US GSM operator, Powertel, Inc, to Deutsche Telekom. After the present sale, the overall value of Sonera's remaining VoiceStream and Powertel shares, based on the closing price of May 8, 2001, totals about EUR 2.4 billion, of which the amount to be paid in cash is about EUR 320 million. The rest of the price will be paid by giving to Sonera Deutsche Telekom shares as consideration.

Both the U.S. Federal Communications Commission (FCC) and the justice department have cleared the transaction. Sonera estimates that the transaction will be completed as originally scheduled, i.e. by the end of June.

Sonera (HEX:SRA, NASDAQ:SNRA) is an international forerunner in mobile communications and mobile-based services and applications. By combining its expertise in mobile communications, the Internet and service provision, Sonera aims to develop into a global communications operator and provider of transaction and content services. The company also provides advanced data communications solutions to businesses, and fixed network voice services in Finland and its nearby areas. In 2000, Sonera's revenues amounted to EUR 2.06 billion, and profit before extraordinary items and taxes was EUR 1.86 billion. Sonera employs more than 11,200 people.

SONERA CORPORATION
Jari Jaakkola
Executive Vice President
Corporate Communications & IR

Further information at Sonera:

Esko Rytkonen, Senior Vice President, Sonera Corporate Finance
Tel: +358 2040 58632
e-mail:esko.rytkonen@sonera.com

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